December 2015

Pricing Sheet dated December 16, 2015 relating to

Preliminary Terms No. 515 dated November 30, 2015

Registration Statement No. 333-199966

Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Auto-Callable PLUS Based on the Performance of the Financial Select Sector SPDR® Fund due December 21, 2017

Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS — December 16, 2015
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the Financial Select Sector SPDR® Fund
Aggregate principal amount:	$422,400
Early redemption:	If, on the call observation date, the closing price of one ETF Share is greater than or equal to the redemption threshold level, the Auto-Callable PLUS will be automatically redeemed for the early redemption payment on the third business day following the call observation date. No further payments will be made on the Auto-callable PLUS once they have been redeemed. In addition, if the Auto-Callable PLUS are automatically redeemed prior to maturity, you will not benefit from the leverage feature that applies to the payment at maturity if the final share price is greater than the initial share price. Moreover, the early redemption payment will be significantly less than the payment at maturity you would receive for the same level of appreciation of the ETF Shares had the Auto-Callable PLUS not been automatically redeemed and instead remained outstanding until maturity.
Redemption threshold level:	$26.884, which is equal to 110% of the initial share price
Early redemption payment:	$11.00 per Auto-Callable PLUS
Payment at maturity:	• If the Auto-Callable PLUS have not been automatically redeemed prior to maturity and the final share price is greater than the initial share price, for each $10 stated principal amount Auto-Callable PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
• If the Auto-Callable PLUS have not been automatically redeemed prior to maturity and the final share price is less than or equal to the initial share price, for each $10 stated principal amount Auto-Callable PLUS,
$10 × share performance factor
This amount will be less than or equal to the stated principal amount of $10 per Auto-Callable PLUS.
Maximum payment at maturity:	$13.25 (132.50% of the stated principal amount) per Auto-Callable PLUS
Stated principal amount:	$10 per Auto-Callable PLUS
Issue price:	$10 per Auto-Callable PLUS (see “Commissions and issue price” below)
Pricing date:	December 16, 2015
Original issue date (settlement date):	December 21, 2015
Call observation date:	June 16, 2016, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” in the accompanying product supplement no. 4a-I
Valuation date:	December 18, 2017, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” in the accompanying product supplement no. 4a-I
Maturity date:	December 21, 2017, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per Auto-Callable PLUS	$10.00	$0.20(2)	$9.75
$0.05(3)
Total	$422,400.00	$10,560.00	$411,840.00
(1)	See “Additional Information about the Auto-Callable PLUS — Supplemental use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the Auto-Callable PLUS.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount Auto-Callable PLUS it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount Auto-Callable PLUS

The estimated value of the Auto-Callable PLUS on the pricing date as determined by JPMS was $9.71 per $10 stated principal amount Auto-Callable PLUS. See “Additional Information about the Auto-Callable PLUS — JPMS’s estimated value of the Auto-Callable PLUS” in the accompanying preliminary terms for additional information.

The Auto-Callable PLUS are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, underlying supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Auto-Callable PLUS” in the accompanying preliminary terms.

Preliminary terms no. 515 dated November 30, 2015: http://www.sec.gov/Archives/edgar/data/19617/000114036115043133/formfwp.htm

Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf

Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

PLUS Based on the Performance of the Financial Select Sector SPDR® Fund due December 21, 2017

Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

Terms continued from previous page:
Initial share price:	The closing price of one ETF Share on the pricing date, which was $24.44
Final share price:	The closing price of one ETF Share on the valuation date
Share adjustment factor:	The share adjustment factor is referenced in determining the closing price of one ETF Share and is set initially at 1.0 on the pricing date. The share adjustment factor is subject to adjustment in the event of certain events affecting the ETF Shares. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement no. 4a-I.
Leveraged upside payment:	$10 × leverage factor × share percent increase
Leverage factor:	150%
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
CUSIP / ISIN:	48127Y128 / US48127Y1284
Listing:	The Auto-Callable PLUS will not be listed on any securities exchange.

December 2015	Page 2